

December 1, 2021

Thomas L. Travis
Chief Executive Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, OK 73116

  **Re: Bank7 Corp.**
   **Registration Statement on Form S-3**
   **Filed November 24, 2021**
   **File No. 333-261356**

Dear Mr. Travis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Justin L. Jackson, Esq.